UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

38246G108

(CUSIP Number)

Trevor Bezdek

c/o GoodRx Holdings, Inc.,

2701 Olympic Boulevard

Santa Monica, California 90404

(855) 268-2822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	13D	Page 1 of 4 pages

1	Names of Reporting Persons Idea Men, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 52,476,551
	8	Shared Voting Power 0
	9	Sole Dispositive Power 52,476,551
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,476,551
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38246G108	13D	Page 2 of 4 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 1, 2021 (as amended, the “Schedule 13D”), relating to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

•	Amount beneficially owned: 52,476,551

•	Percent of Class: 41.0%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 52,476,551

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 52,476,551

•	Shared power to dispose or direct the disposition of: 0

The Reporting Person is the record holder of 52,476,551 shares of Class B Common Stock, which are convertible to shares of Class A Common Stock on a one-to-one basis. The above percentage is based on 75,429,443 shares of Class A Common Stock outstanding as of August 9, 2021, based on the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2021.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Amendment and accordingly, none of the other Stockholders are included as reporting persons herein.

(c) Since the most recent filing on Schedule 13D, the Reporting Person disposed of 1,358,666 shares of Class A Common Stock in a series of open market transactions at prices ranging from $39.43 to $45.68 per share. Details by date, listing the number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below.

CUSIP No. 38246G108	13D	Page 3 of 4 pages

Date	Equity Shares Disposed Of	Weighted Average Price per Share
September 27, 2021	291,244	$42.9602
September 28, 2021	322,941	$40.2819
September 29, 2021	266,726	$40.4037
September 30, 2021	167,557	$41.0763
November 1, 2021	70,041	$44.0441
November 2, 2021	84,025	$42.4942
November 3, 2021	156,132	$44.8474

(d)	None.
(e)	Not applicable.

CUSIP No. 38246G108	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2021

Idea Men, LLC

By:	/s/ Trevor Bezdek
Name:	Trevor Bezdek